UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 11)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)
TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

March 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO
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Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on December 29, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”). Unless otherwise indicated, capitalized terms used in this Amendment No. 11, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 17, 2016, ASE announced that the Offers were unsuccessful due to the TFTC Condition not being satisfied prior to the expiration of the Offers. A copy of ASE’s Press Release is attached as Exhibit 13. Notwithstanding the failure of the Offers, ASE continues to seek to obtain control of SPIL, with the purpose of effecting an acquisition of 100% of the Common Shares and ADSs of SPIL not owned by it (the “SPIL Combination”).

In order to implement the SPIL Combination, ASE intends to seek to discharge the SPIL Board at one or more shareholders’ meetings, or await the expiration of the current SPIL Board’s term, and elect new nominees to the SPIL Board. If after such election one half or more of the SPIL Board is composed of candidates nominated or designated by ASE, ASE intends, in accordance with the Enterprise Mergers and Acquisitions Act, to cause the SPIL Board to resolve in favor a SPIL Combination. The consideration to be paid by ASE in any such SPIL Combination will be subject to determination at a future date.

ASE will otherwise continue to seek opportunities for cooperation with SPIL, subject to applicable law, and intends to otherwise attempt to influence the management of SPIL. In addition, ASE intends to consider other possibilities, including further acquisitions of Common Shares, including those represented by ADSs, whether in the market, privately negotiated transactions, or through one or more tender offers, or one or more other potential transactions. ASE will continue to review its investment in SPIL on the basis of available information and reserves the right to increase or decrease its ownership stake from time to time.

The Taiwan Fair Trade Commission (the “TFTC”) is continuing to review the Proposed Combination. If the TFTC approves the Proposed Combination, ASE expects to continue to seek the support of SPIL shareholders in order to acquire 100% of the issued and outstanding share capital of SPIL not owned by ASE. Simultaneously with the acquisition of SPIL, ASE plans to establish a holding company (“HoldCo”) in Taiwan that will hold 100% of the equity interests in both ASE and SPIL such that ASE and SPIL will be wholly-owned subsidiaries of HoldCo. HoldCo. will maintain all current operations of ASE and SPIL in Taiwan.

Item 7. Material to be filed as Exhibits

Exhibit 13: Press Release dated March 17, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer
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